Joshua A. Kaufman T: +1 212 479 6495 josh.kaufman@cooley.com	VIA EDGAR AND OVERNIGHT COURIER

October 20, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Legal Branch Chief
Tom Jones, Legal Staff Attorney
Brian Cascio, Accounting Branch Chief
Julie Sherman, Accounting Staff Accountant
Amanda Ravitz, Assistant Director, Office of Electronics and Machinery

Re:	Aquantia Corp.
Registration Statement on Form S-1
Filed October 6, 2017
File No. 333-220871

Ladies and Gentlemen:

On behalf of Aquantia Corp. (the “Company”), we are providing this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter, dated October 18, 2017 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (No. 333-220871), which was filed on October 6, 2017 (the “Registration Statement”). The Company is concurrently filing with the Commission Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which reflects changes to Registration Statement made in response to certain comments contained in the Comment Letter. We are also sending the Staff a copy of this letter along with four copies of the Registration Statement marked to show all changes from the Registration Statement. The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Prospectus Front Cover Page

1.	Expand your response to prior comment 1 to tell us how you determined which figures in the material you provided represent the “Multi-Gig Market” mentioned on your prospectus cover. The basis for your statement regarding clear and established market leadership in the data center market remains unclear.

In response to the Staff’s comment, the Company has revised the description of its market position as “an established multi-gig Ethernet leader,” which recognizes that the Company is not the market leader in every segment of the multi-gig Ethernet market, and clarifies that the Company is focused on integrated circuits (“ICs”) for Ethernet connectivity, i.e., twisted-pair copper cabling, that run at data transfer speeds in excess of one gigabit per second (“Gbps”).

U.S. Securities and Exchange Commission

October 20, 2017

The Company notes to the Staff that the multi-gig Ethernet market in which it competes includes ICs that run at 2.5 Gbps, 5 Gbps, 10 Gbps, 25 Gbps, 50 Gbps and 100 Gbps. The Company excludes 40 Gbps ICs, which has experienced limited market adoption and is projected to decline over the next few years as it gets replaced by 25/50/100Gbps, and 200 and 400 Gbps ICs, which are still at a very early stage of development with limited market adoption, from its calculations of multi-gig Ethernet market size and notes that each represents a small portion of such market (approximately 7% in the aggregate in 2016, according to Crehan Research). The Company clarified its definition of the multi-gig Ethernet market in which it competes at pages 2, 5, 83 and 89 of Amendment No. 1.

As indicated on the inside front cover of the prospectus, the Company currently sells its products primarily to three verticals in the multi-gig Ethernet market: data center, enterprise and access.

•	For the corporate data center market, the Company sells ICs that power both servers and switches; however, its core focus in this market is servers. In our letter to the Staff of October 6, 2017, the Company indicated that its market share in the aggregated data center server and switch market had decreased from 61% in 2015 to 33% in 2016 based on data provided by Crehan Research; however, the Company notes that those combined figures for both servers and switches occurred during a period in which switches volume increased to a significantly greater degree than did server volume, thereby negatively affecting the Company’s relative share of the overall data center market. Even at the 33% level, the Company believes that its aggregate market share adequately supports its position as “a market leader.” The Company also notes that Crehan Research predicts that 10GBASE-T data center server and switch markets will both continue to grow through at least 2019, with servers expected to grow at a faster rate than switches, likely increasing the Company’s share of the aggregated market.

As for the data center servers market, the Company’s leadership position is robust. As the sole supplier of the 10GBASE-T ICs for data center servers to Intel Corporation (“Intel”); the Company views Intel’s market share of the 10GBASE-T data center server market as akin to its own. During 2016, Intel had an average 75% share of ports shipped in such market, according to Crehan Research, which supports the Company’s leadership claim on the inside cover of the prospectus in respect of data centers. The Company notes that Intel had achieved 80% to 90% market share of the 10GBASE-T data center server market following its introduction of 10GBASE-T ICs through 2015. The Company believes that a natural degradation of the high percentage market share has occurred, as the market has grown and matured, and competitors have entered the market but that Intel’s (and therefore the Company’s) market share is likely to settle within a range between 70% to 75%, which the Company believes supplementally supports its position as it as “a market leader.”

•	The Company believes that it is currently the sole supplier of multi-gig Ethernet ICs to the enterprise market, which clearly makes it an established leader in this market.

•	Similarly, the Company believes that it is currently the sole supplier of multi-gig Ethernet ICs to the access market, which clearly makes it an established leader in this market.

The Company has submitted the reports of Crehan Research indicated in the discussion above to the Staff on a supplemental basis concurrent with the submission of this response letter.

2.	Provide us your analysis of why your prospectus disclosure regarding market growth need not be balanced with information about changes in the growth rates mentioned in the material you provided in response to prior comment 1.

In response to the Staff’s comment, the Company has revised its discussion in MD&A to discuss its share of the data center market on page 54 of Amendment No. 1 to explain that, “As the

U.S. Securities and Exchange Commission

October 20, 2017

markets expand, the market share of our largest customers may not increase proportionally and may decrease as competition enters into the market.” The Company notes that Intel had achieved 80% to 90% market share following its introduction of 10GBASE-T ICs through 2015. The Company believes that a natural degradation of the high percentage market share has occurred, as the market has grown and matured, and competitors have entered the market, but that Intel’s (and therefore the Company’s) market share is likely to settle within a range of 70% to 75%, especially as the server portion of the market is expected to increase and surpass the switches side of the market, as discussed in the Company’s response to Comment 1 above.

3.	From your response to prior comment 1, it appears that you are beginning to enter an automotive market currently occupied primarily by others. Therefore, it remains unclear how you are driving a networking revolution in automotive as mentioned on your prospectus cover. Please advise or revise.

The Company has revised the disclosure on the inside front cover page of Amendment No. 1 to indicate that it is “driving innovations in autonomous vehicles,” rather than “driving a networking revolution in automotive.” The Company believes that this claim is appropriately supported by the following data points cited by the Company on pages 4, 5 and 87 of Amendment No. 1: the Company is currently developing solutions for multi-gig Ethernet over copper to serve the potential automotive market opportunity; the Company is collaborating with several CPU/GPU chip manufacturers that specialize in artificial intelligence and complex processing for autonomous driving applications; and the Company is currently shipping products into this market.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

4.	We note your response to prior comment 2. Discuss in your prospectus the loss of market share mentioned in your response to prior comment 1.

The Company respectfully directs the Staff to the Company’s responses to Comments 1 and 2 above. The Company has revised the disclosure on page 54 of Amendment No. 1 accordingly.

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The Company respectfully requests the Staff’s assistance in completing the review of this response letter and Amendment No. 1. Please contact me at (212) 479-6495 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

Cooley LLP

Cc:	Faraj Aalaei, Aquantia Corp.
Mark Voll, Aquantia Corp.
Babak Yaghmaie, Cooley LLP
Robert Phillips, Cooley LLP
Alison Haggerty, Cooley LLP